ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

June 20, 2013	Harsha Pulluru
T +1 617 951 7291
F +1 617 235 0658
harsha.pulluru@ropesgray.com

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:                             Schroder Series Trust (the “Registrant”) – Post-Effective Amendment No. 63 (the “Amendment”) to the Registration Statement on Form N-1A (File Nos. 811-7840 and 33-65632)

Dear Ms. Browning,

This letter sets forth the responses of the Registrant to comments you provided to me telephonically on May 3, 2013 regarding the Amendment.  The Amendment relates to Schroder Long Duration Investment-Grade Bond Fund and Schroder Broad Tax-Aware Value Bond Fund, each a series of shares of the Trust (each a “Fund”).

For convenience of reference, summaries of the Staff’s comments are set forth below, and each is followed by our response.  The Registrant intends to file on EDGAR a post-effective amendment under Rule 485(b) of the Securities Act of 1933, as amended.

Prospectus

1.              Comment. In Footnote 1 to the Annual Fund Operating Expenses tables for both Funds, please consider providing disclosure stating that the expense limitation is not an absolute cap, and that to the extent a Fund incurs an expense that is excluded from the expense limitation, the Fund’s expenses may be greater than the expense limitation.

Response.  The Registrant believes that a reasonable investor would understand from the existing disclosure, which clearly specifies that acquired fund fees and expenses, interest, taxes, and extraordinary expenses are not subject to the expense cap, that should the Fund incur expenses of the type excluded from the cap, the Fund’s Total Annual Fund Operating Expenses may exceed 0.46%.

2.              Comment. Please confirm supplementally that the expense limitation referenced in the prior comment is not subject to a recoupment provision.

Response.  The Registrant confirms that the expense limitation referenced in the prior comment is not subject to a recoupment provision.

3.              Comment. For any Fund for which expenses associated with short sales exceeded a de minimis amount during its last fiscal year, please add a separate row in the Annual Fund Operating Expenses table indicating the amount of such expenses.  If the expenses associated with short sales did not exceed a de minimis amount, please confirm supplementally that all expenses associated with short sales are included in the “Other Expenses” line item.

Response.  The Registrant confirms that the expenses associated with short sales did not exceed a de minimis amount for either Fund during its last fiscal year, and that such expenses, if any, are disclosed in the “Other Expenses” line item.

4.              Comment. The “Portfolio Turnover” section for both Funds states that the portfolio turnover is provided “[f]or the period from October 3, 2011 (the date that the Fund commenced operations) to July 31, 2012.”  Please remove the parenthetical noting that October 3, 2011 is the date the Fund commenced operations as it is neither required nor permitted by Form N-1A.

Response. The requested change has been made.

5.              Comment.  The “Principal Investment Strategies” section for both Funds notes that each Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in “U.S. dollar-denominated, investment-grade fixed income instruments.”  Because the names of both Funds contain the term “bond” rather than “fixed income instruments,” please revise this disclosure to state that they invest in “U.S. dollar-denominated, investment-grade bonds.”

Response. The Registrant respectfully declines to make this change.  The Registrant believes that each Fund’s policy to invest at least 80% of its net assets in fixed income instruments is consistent with the use of the term “bond” in the Funds’ names, as the terms are commonly thought to be synonymous.  For clarity, however, the Registrant will revise the phrase quoted above to read “investment-grade fixed income debt instruments.”

6.              Comment. The “Principal Investment Strategies” section for both Funds defines “fixed income instruments” to include “bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities.”  Please enhance this disclosure to explain what is meant by the phrases “other similar instruments” and “private-sector entities.”

Response. The Registrant believes that the meaning of these terms is clear within the context of the language quoted above, and therefore respectfully declines to make this change.

7.              Comment. Please enhance the disclosure to state whether the Funds may invest in bonds of any credit quality.  If the bonds may invest in below investment-grade securities, please disclose the lowest-grade bonds that the Funds may invest in and explain the corresponding risks.

Response. The Registrant notes that the “Principal Investment Strategies” section for both Funds states that at least 80% of their assets will be invested in investment grade securities.  The Registrant respectfully declines to revise the disclosure relating to credit quality as any investments in below investment-grade securities are not a principal investment strategy of the Funds and any risks associated with below investment-grade securities are not a principal risk of the Funds.

8.              Comment. Please enhance the disclosure to explain the Funds’ policies with respect to securities that are downgraded following their purchase by the Funds.

Response. The Registrant notes that the following disclosure is included for each Fund under the discussion of “credit risk” in the “Principal Investment Strategies of and Additional Performance Information About the Funds” section of the prospectus:

A Fund considers whether a security is of “investment grade” only at the time of purchase. A Fund will not necessarily dispose of a security held by it if its rating falls below investment grade, although the Fund’s adviser will consider whether the security continues to be an appropriate investment for the Fund.

The Registrant believes that this adequately describes the Funds’ policies with respect to securities that are downgraded following their purchase by the Funds, and does not believe any additional disclosure is necessary.

9.              Comment.  The “Principal Investment Strategies” section for both Funds notes that the “fixed-income instruments in which the Fund may invest include, but are not limited to. . .”  The phrase “include, but are not limited to” suggests that the Funds may engage in strategies that are not disclosed.  Please delete this phrase and state each principal investment strategy that the Funds may invest in pursuant to Item 4 of Form N-1A.

Response.  The Registrant notes that the quoted language merely provides examples of the types of fixed income instruments in which the Funds may invest.  The Registrant will, nonetheless, delete the phrase “but are not limited to.”

10.       Comment.  The “Principal Investment Strategies” in the “Summary Information about the Funds” section for both Funds notes that they “may invest in fixed income securities of any maturity or duration . . .” Please enhance this disclosure to explain that “duration” is a measure of volatility rather than time.

Response. The Registrant will add the following language to the “Principal Investment Strategies” in the “Summary Information about the Funds” section for each Fund following the reference to duration:

Duration is a measure of a bond price’s sensitivity to a given change in interest rates.  Generally, the longer a bond’s duration, the greater its price sensitivity to a change in interest rates.  In contrast to duration, maturity measures only the time until final payment is due.

11.       Comment. The “Principal Investment Strategies” in the “Summary Information about the Funds” section for Schroder Broad Tax-Aware Value Bond Fund notes that “the Fund’s investments in municipal securities may be substantial depending on STW’s outlook on the market.”  Please clarify the term “substantial.”

Response.  The Registrant has clarified what it considers to be “substantial” investments, by including the following language following the disclosure quoted above:

In particular, the Fund may invest more than 25% of its total assets in municipal securities of issuers in California, New York and Texas.

12.       Comment. The disclosure relating to “interest rate risk” under “Principal Risks” in the “Summary Information about the Funds” section is a brief summation.  Please note that this risk is increased for investments with longer durations.

Response.  The disclosure noted above will be revised as follows:

Interest Rate Risk: fixed income, or debt, securities may decline in value due to changes in interest rates, extended duration of principal payments at below-market interest rate, or prepayment. Interest rate risk is generally greater for investments with longer durations or maturities;

13.       Comment. The “liquidity risk” disclosure in the “Principal Risks” section for both Funds describes the risks relating to investing in illiquid securities, but illiquid securities are not described as a principal investment strategy of the Funds.  If investment in illiquid securities is a principal investment strategy, please add disclosure stating this.  If investment in illiquid securities is not a principal investment strategy, please remove liquidity risk as a principal risk of the Funds.

Response. The Registrant confirms that the Funds do not invest in illiquid securities as a principal investment strategy.  The Registrant nonetheless believes that the risk that the Funds’

investments, though previously determined to have been liquid, may subsequently prove not to be liquid when the Funds seek to sell them, is a principal risk of investing in the Funds.  As a result, the Registrant respectfully declines to remove liquidity risk as a principal risk of the Funds.

14.       Comment. The “liquidity risk” disclosure in the “Principal Risks” section for both Funds contains a discussion of the risks relating to investing in foreign securities, including emerging market securities, but foreign securities and emerging market securities are not described as a principal investment strategies of the Funds.  If they are principal investment strategies, please add disclosure stating this.  Furthermore, if there is a percentage limitation on the extent to which the Funds may invest in foreign securities, please state the percentage limitation.  If they are not a principal investment strategy, please remove the reference to foreign securities and emerging markets securities in the “Principal Risks” section.

Response. The Registrant notes that foreign securities are described in the “Principal Investment Strategies” section of each Fund, which states that the Funds may invest in “sovereign debt and debt securities issued by supranational organizations” and that they may “invest without limit in US dollar denominated foreign securities.”  The Registrant confirms that there is no established maximum or target percentage of assets of the Funds that will be invested in foreign securities.

The Registrant further notes that while liquidity risk is a principal risk of the Funds, the disclosure merely notes, by way of further explaining the nature of liquidity risk, that the risk is greater for foreign securities, including emerging market securities.  The disclosure does not indicate that emerging market securities are a principal investment strategy of the Funds.  As a result, the Registrant respectfully declines to make this change.

15.       Comment. The “credit risk” disclosure in the “Principal Risks” section for both Funds notes that credit risk is especially relevant to “junk bonds,” but junk bonds are not described as a principal investment strategy of the Funds.  If they are a principal investment strategy, please add disclosure stating this.  If they are not a principal investment strategy, please remove the reference to junk bonds in the description of credit risk.

Response. The Registrant notes that while credit risk is a principal risk of the Funds, investments in junk bonds are not a principal investment strategy of the Funds.  The Registrant will therefore delete the phrase “especially for speculative securities below investment grade (“high-yield bonds” or “junk bonds”)” from the credit risk disclosure.

16.       Comment. The “Principal Investment Strategies” section for Schroder Broad Tax-Aware Value Bond Fund notes that “[t]he Fund may invest more than 25% of its total assets in municipal securities of issuers in California, New York and Texas.”  There is, however, only a generic description of “state-specific risk” in the “Principal Risks” section.  Please enhance the disclosure to explain the specific risks that apply to investing in the municipal securities of issuers in each of California, New York and Texas.

Response. The Registrant believes that the description of state-specific risk is adequate and respectfully declines to make this change, as more specific risks could change over time.

17.       Comment. The “liquidity risk” disclosure in the “Principal Investment Strategies of and Additional Performance Information About the Funds” section contains a reference to derivatives.  If the Funds may invest in derivatives as a principal investment strategy, please add disclosure detailing the types of derivatives that the Funds may invest in.  Furthermore, if the Funds may invest in derivatives as a principal investment strategy, please further confirm that the Registrant has considered the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute.

Response. The Registrant notes that while liquidity risk is a principal risk of the Funds, investing in derivatives is not a principal investment strategy of the Funds.  The Registrant has therefore deleted the reference to “derivatives” in the liquidity risk section.

18.       Comment.  Please confirm supplementally that the “Principal Investment Strategies” and “Principal Risks” sections included in the “Summary Information about the Funds” section are summarized as required by Item 4 of Form N-1A.

Response. The Registrant confirms that the “Principal Investment Strategies” and “Principal Risks” sections included in the “Summary of Information about the Funds” section are summarized as required by Item 4 of Form N-1A.

19.       Comment. The “Non-Principal Investment Strategies and Techniques” section notes that both Funds may engage in short sales.  Please revise the disclosure to state a percentage limitation on the ability to engage in short sales.  If the percentage limitation is greater than 5%, then consider including disclosure relating to short sales in the disclosure responsive to Item 4 of Form N-1A.

Response. The Registrant notes that short sales are not a principal investment strategy of the Funds, and confirms that neither Fund currently intends to engage in short sales with respect to more than 5% of its total assets.  As a result, the Registrant does not believe any additional disclosure is necessary.

20.       Comment. The “Non-Principal Investment Strategies and Techniques” section notes that both Funds may enter into repurchase agreements.  Please revise the disclosure to state a percentage limitation on the ability to enter into repurchase agreements.

Response. The Registrant notes that repurchase agreements are not a principal investment strategy of the Funds, and confirms that neither Fund currently intends to invest more than 5% of its total assets in repurchase agreements.  As a result, the Registrant does not believe any additional disclosure is necessary.

Statement of Additional Information

21.       Comment. Please confirm supplementally that all principal investment strategies and risks attributed to the Funds in the SAI are also included in the prospectus as required by Items 4 and 9 of Form N-1A.

Response. The Registrant so confirms.  The Registrant notes that the SAI includes additional information about the principal investment strategies of the Funds and other Schroder mutual funds, not all of which are principal investment strategies of the Funds.  In order to clarify this distinction, Registrant will revise the heading “Additional Information Concerning the Funds’ Principal Investment Strategies” to state “Additional Information Concerning the Principal Investment Strategies of the Funds and Other Schroder Mutual Funds.”

22.       Comment. Please confirm supplementally that all non-principal investment strategies are included in the SAI as required by Item 15 of Form N-1A or revise accordingly.

Response. The Registrant so confirms.

23.       Comment. Please confirm supplementally that principal investment strategies are distinguished from non-principal investment strategies.

Response. The Registrant confirms its belief that it has distinguished the Funds’ principal investment strategies from their non-principal investment strategies to the extent required by Form N-1A.

24.       Comment. The “Non-Principal Investments, Investment Practices and Risks” section notes that the Funds may enter into reverse repurchase agreements.  Please confirm whether the Funds will treat reverse repurchase agreements as borrowings and whether they intend to comply with the asset coverage and other requirements of Section 18 of the Investment Company Act of 1940 (the “1940 Act”).  Furthermore, please enhance the disclosure to explain the risks involved with leverage and state whether there is any percentage limitation on the Funds’ ability to enter into reverse repurchase agreements.

Response. The Registrant confirms that it expects to treat the proceeds of reverse repurchase agreements as borrowings, and will comply with Section 18 of the 1940 Act.  The Registrant will address your request to explain the risks involved with leverage and to disclose any percentage limitations on leverage by enhancing the disclosure to read as follows:

A reverse repurchase agreement is similar to a secured borrowing by a Fund and creates investment leverage.  Leverage will tend to exaggerate the effect on net asset value of any increase or decrease in the market value of a Fund’s portfolio.  A Fund may enter into reverse repurchase agreements without limit, subject to applicable law and to any limits on borrowing by a Fund at the time in question.  See “Investment Restrictions.”

25.       Comment. In the “Investment Restrictions” section, confirm supplementally that where a restriction refers to applicable law or as permitted by the SEC or the Investment Company Act of 1940 that the relevant legal authority and limitations are disclosed in the SAI.

Response. The Registrant believes that disclosure of the limitations imposed by applicable law is not required by Form N-1A, and runs counter to General Instruction C.1(c) to Form N-1A, which provides that “The prospectus should avoid ... simply restating legal or regulatory requirements to which Funds generally are subject.”  Accordingly, the Registrant respectfully declines to make this change.

26.       Comment. In the “Fundamental Restrictions” section, please consider including a reference to reverse repurchase agreements in the fundamental policy relating to borrowing in order to clarify that entering into reverse repurchase agreements are a form of borrowing.

Response. The Registrant will clarify that in the disclosure regarding reverse repurchase agreements, such investment may be deemed to be a borrowing.  However, we do not believe that Sections 8 and 13 of the 1940 Act require an express reference to reverse repurchase agreements in the fundamental policy relating to borrowing.  As a result, the Registrant respectfully declines to make this change.

27.       Comment.  The Fundamental Policy relating to making loans states that a Fund may not “[m]ake loans, except to the extent permitted by applicable law from time to time.”  Please disclose the percentage limitation that applies to each Fund’s ability to make loans.

Response.  The Registrant notes that there is disclosure in the “Non-Principal Investments, Investment Practices and Risks” section under the heading “Loans of Fund Portfolio Securities,” explaining that “a Fund may loan portfolio securities with an aggregate market value of up to one third of the Fund’s total assets at any time . . .”

28.       Comment. Please consider including a non-fundamental policy for each Fund stating that the Fund will not purchase additional securities while outstanding borrowings exceed 5% of the Fund’s total assets.  If the Funds will not include such a non-fundamental policy, please add disclosure noting the extent to which the Fund may engage in transactions that may be deemed to constitute borrowing.

Response. The Registrant respectfully declines to add a non-fundamental policy regarding borrowing.  The Registrant does, however, confirm that while the Funds may engage in leverage to the extent permitted by the 1940 Act, they do not currently intend to engage in borrowing up to those limits.

29.       Comment. Please supplementally confirm whether any of the other Schroder funds have a non-fundamental policy similar to the one requested by the prior comment.

Response.  Registrant confirms that the Schroder International Alpha Fund, Schroder Emerging Markets Equity Fund, Schroder International Multi-Cap Value Fund, Schroder North American Equity Fund, Schroder U.S. Small and Mid Cap Opportunities Fund, Schroder Absolute Return EMD and Currency Fund and Schroder U.S. Opportunities Fund have a non-fundamental policy similar to the one requested by the prior comment.

30.       Comment. Non-fundamental policy number 1 states that “it is contrary to the current policy of each Fund . . . to invest more than 15% of its net assets in securities that are not readily marketable, including securities restricted as to resale . . .”  The paragraph following the non-fundamental policies notes that if the percentage of the assets of a Fund invested in illiquid securities exceeds the 15% limitation, “the applicable Fund will take steps to reduce the amount of illiquid securities to meet this non-fundamental policy within a time frame Schroders considers to be in the best interests of the applicable Fund.”  Please enhance this disclosure to explain the speed with which a Fund will take remedial action once the 15% threshold is breached.

Response. The Registrant respectfully declines prescribe a specific timeframe for remedying a passive breach of the liquidity standard, as Registrant believes the timeframe will vary depending on the circumstances and the state of the market at that time, and the current disclosure appropriately takes that into account.

Part C

31.       Comment. We note that the Amendment does not include the expense limitation agreement as an Exhibit to Part C.  Please represent supplementally that you are aware of your obligation to make a complete filing under Rule 485(a) and that the purpose of a filing under Rule 485(b) is to make non-material changes to the Amendment.

Response. The Registrant will include all required exhibits to its Part C in its filing under Rule 485(b).  It is the Registrant’s policy to comply with applicable law in its filings under Rule 485.

Tandy

32.       Comment.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require.  Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the fund is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response.  The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the registration statement that is the subject of this letter.  The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments.  Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Harsha Pulluru

Harsha Pulluru